UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EXCO Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

269279 40 2

(CUSIP Number)

Thomas C. Sadler, Esq.

Latham & Watkins LLP

633 West Fifth Street, Suite 4000

Los Angeles, California 90071

(213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-1(g), check the following box.  ☒

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ares Corporate Opportunities Fund, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ares Corporate Opportunities Fund II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ACOF Management, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ACOF Management II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ACOF Operating Manager, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

ACOF Operating Manager II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

PN

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ares Management LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

OO

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ares Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

CO

CUSIP No. 269279 40 2

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only)

Ares Partners Management Company, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒
3.	SEC Use Only

4.	Source of Funds (See Instructions)

OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power

0
8. Shared Voting Power

8,085,307 (See Items 4, 5 and 6)
9. Sole Dispositive Power

0
10. Shared Dispositive Power

8,085,307 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

8,085,307 (See Items 4, 5 and 6)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐

13.	Percent of Class Represented by Amount in Row (11)

7.6%
14.	Type of Reporting Person (See Instructions)

OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”) of EXCO Resources, Inc., a Texas corporation (the “Issuer”). The principal executive offices of the Issuer are located at 12377 Merit Drive, Suite 1700, Dallas, Texas 75251.

Item 2.	Identity and Background

(a) This statement is being filed jointly by (i) Ares Corporate Opportunities Fund, L.P. (“ACOF”), (ii) Ares Corporate Opportunities Fund II, L.P. (“ACOF II”), (iii) ACOF Management, L.P. (“ACOF Management”), (iv) ACOF Management II, L.P. (“ACOF Management II”), (v) ACOF Operating Manager, L.P. (“ACOF Operating”), (vi) ACOF Operating Manager II, L.P. (“ACOF Operating II”), (vii) Ares Management LLC (“Ares Management”), (viii) Ares Management, Inc. (“Ares Inc.”) and (ix) Ares Partners Management Company, LLC (“Ares Partners”) (collectively, the “Ares Entities” or the “Reporting Persons”).

(b) The address of the principal business and principal office of each of the Ares Entities is c/o Ares Management LLC, 1999 Avenue of the Stars, Suite 1900, Los Angeles, California 90067.

(c) The principal business of each of ACOF and ACOF II is investing in securities. Ares Inc., Ares Management, ACOF Management, ACOF Management II, ACOF Operating and ACOF Operating II are principally engaged in the business of investment management. Ares Partners directly or indirectly owns all of the outstanding capital stock of Ares Inc. and Ares Management. Ares Inc. is the general partner of ACOF Operating and ACOF Operating II. Ares Management indirectly owns 100% of the limited partnership interests of ACOF Operating Manager and ACOF Operating Manager II. ACOF Operating is the general partner of ACOF Management and the manager of ACOF. ACOF Operating II is the general partner of ACOF Management II and the manager of ACOF II. ACOF Management is the general partner of ACOF and ACOF Management II is the general partner of ACOF II.

Each of the members of Ares Partners has the right to receive distributions in respect of the sale of investments by the Reporting Persons, including the shares of Common Stock, in accordance with their membership interests in Ares Partners. Under applicable law, certain of these members and their respective spouses (where applicable) may be deemed to be beneficial owners having indirect ownership of the securities owned of record by the ACOF Investors (as defined below) by virtue of such status. Each of the Reporting Persons (other than the ACOF Investors) and the members of Ares Partners and their respective spouses (where applicable) disclaim beneficial ownership of all securities reported herein, and the filing of this Schedule 13D shall not be deemed an admission that any such person or entity is the beneficial owner of, or has any pecuniary interest in, such securities for purposes of Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”) or for any other purposes.

(d) During the last five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Reporting Persons is organized in the State of Delaware.

Item 3.	Source and Amount of Funds or Other Consideration

ACOF acquired 6,533,333 shares of Common Stock concurrent with the Issuer’s initial public offering (the “IPO”) on February 14, 2006. ACOF originally received shares of common stock of the Issuer’s former parent, EXCO Holdings Inc. (“Holdings”), in connection with Holdings’ equity buyout transaction completed in October 2005. In connection with the IPO, Holdings merged into the Issuer and the Holdings shareholders were issued shares of Common Stock. The purchase of the Common Stock was financed with cash on hand from contributions of partners of the ACOF Investors.

Pursuant to the Preferred Stock Purchase Agreement, dated March 28, 2007, a copy of which is attached hereto as Exhibit 10.1 and incorporated herein by reference (the “Stock Purchase Agreement”), ACOF (together with its affiliated co-investing entities ACOF EXCO, L.P. and ACOF EXCO 892 Investors, L.P., each of which was format solely to acquire and hold securities issued pursuant to the Stock Purchase Agreement) and ACOF II, (together with its affiliated co-investing entities, Ares EXCO, L.P. and Ares EXCO 892 Investors, L.P., each of which was formed solely to acquire and hold securities issued pursuant to the Stock Purchase Agreement) (collectively, the “ACOF Investors”) purchased an aggregate of 2,925 shares of Series C 7.0% Cumulative Convertible Perpetual Preferred Stock, par value $0.001 per share (the “7.0% Preferred Stock”) and 12,075 shares of Series A-1 Hybrid Preferred Stock, par value $0.001 per share (the “Hybrid Preferred Stock”) for an aggregate purchase price of $150,000,000.

The purchase of the 7.0% Preferred Stock and the Hybrid Preferred Stock were financed with cash on hand from contributions of partners of the ACOF Investors. All such contributions were in the ordinary course and pursuant to investor commitments to the ACOF Investors.

Item 4.	Purpose of Transaction

The Ares Entities have acquired the shares of Common Stock and 7.0% Preferred Stock reported in Item 5, and currently hold such stock, for investment purposes. The Reporting Persons intend to be actively involved in the Issuer’s business, operations and planning going forward, and will exercise fully their rights as shareholders and under the various agreements described in Item 6 of this Schedule 13D, including their right under the Stock Purchase Agreement and the 7.0% Preferred Stock Designation (as defined below) to elect one director to the Issuer’s board of directors (the “Board”) and to vote together with the other holders of 7.0% Preferred Stock to elect two additional directors to the Board. Effective as of the closing of the transactions contemplated by the Stock Purchase Agreement on March 30, 2007 (the “Closing”), the Issuer increased the size of the Board and Mr. Jeffrey Serota, who is an officer of and otherwise associated with certain of the Ares Entities, was appointed to serve on the Board until the next annual meeting of the Issuer’s shareholders. In the aggregate, the Ares Entities believe that these rights and relationships will provide the Ares Entities with significant participation in the management and policies of the Issuer going forward.

The Ares Entities may in the future exercise any and all of the foregoing rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any. Depending on their evaluation of various factors, including the investment potential of the Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer, the price level and availability of the Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock, available opportunities to acquire or dispose of the Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock or realize trading profits or minimize trading losses, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the business of the Ares Entities and other factors deemed relevant, the Ares Entities may take such actions with respect to their holdings in the Issuer as they deem appropriate in light of circumstances existing from time to time. Such actions may include the purchase of additional shares of Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock in the open market, through privately negotiated transactions with third parties or otherwise, or the sale at any time, in the open market, through privately negotiated transactions with third parties or otherwise, of all or a portion of the shares of Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock now owned or hereafter acquired by any of them. In addition, the Ares Entities may, individually or in the aggregate, from time to time enter into or unwind hedging or other derivative transactions with respect to the Common Stock or otherwise pledge their interests in the Common Stock of the Issuer as a means of obtaining liquidity or as credit support for loans for any purpose. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D, including, potentially, one or more mergers, consolidations, sales or acquisitions of assets, change in control, issuances, purchases, dispositions or pledges of securities or other changes in capitalization. In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Except as set forth in this Schedule 13D, none of the Ares Entities, nor, to the best of their knowledge, any of the other persons identified in response to Item 2, presently has any additional plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a) Aggregate Number and Percentage of Securities. See Items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and the percentage of the Common Stock beneficially owned by each of the Ares Entities.

(b) Power to Vote and Dispose. See Items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock beneficially owned by each of the Ares Entities as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. On March 30, 2007, the ACOF Investors purchased from the Issuer, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), 2,925 shares of 7.0% Preferred Stock at a price of $10,000 per share pursuant to the Stock Purchase

Agreement. Each share of 7.0% Preferred Stock is convertible at the election of the holder into the number of shares of Common Stock equal to (x) $10,000 divided by (y) the conversion price in effect at the time of conversion. The conversion price per share of the 7.0% Preferred Stock is currently $19.00, subject to anti-dilution and other adjustments. Based on the current conversion price, the ACOF Investors’ 2,925 shares of 7.0% Preferred Stock are initially convertible into 1,539,474 shares of Common Stock.

Also on March 30, 2007, the Issuer granted to Mr. Serota options to acquire 50,000 shares of Common Stock pursuant to the Issuer’s 2005 Long Term Incentive Plan. These options vest in four equal annual installments, with 12,500 shares vesting on March 30, 2007. These options are held by Mr. Serota for the benefit of Ares Management and the other Ares Entities. Pursuant to the policies of the Ares Entities, Mr. Serota must hold these stock options as a nominee for the sole benefit of the Ares Entities and has assigned all economic, pecuniary and voting rights to Ares Management.

Except as set forth in Items 4 though 6 of this Schedule 13D, none of the Ares Entities have effected any transactions in respect of the 7.0% Preferred Stock during the last 60 days.

(d) Certain Rights of Other Persons. Each of the members of Ares Partners has the right to receive dividends from, or the proceeds from the sale of, investments by the Ares Entities, including shares of Common Stock and shares of 7.0% Preferred Stock reported herein, in accordance with their membership interests in Ares Partners.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the transactions described in this Schedule 13D, (i) the Reporting Persons were granted certain rights to designate individuals to serve on the Board and (ii) the Reporting Persons and the Issuer entered into (a) the Stock Purchase Agreement, (b) a Director Nomination Letter Agreement and (c) certain Registration Rights Agreements, each of which is described below and attached hereto as Exhibits 10.1, 10.2, 4.3, 4.4 and 4.5, respectively. Except as set forth in this Schedule 13D or filed in the Exhibits hereto, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder’s fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Stock Purchase Agreement

Board Designation Rights

Under the Stock Purchase Agreement, the Issuer agreed to (i) take such actions as were necessary to increase the size of the Board by two and (ii) appoint Mr. Serota to serve as a member of the Board. Mr. Serota was appointed to serve on the Board, effective as of March 30, 2007, until the next annual meeting of the Issuer’s shareholders. Mr. Serota is an officer of and is otherwise associated with certain of the Ares Entities, and had previously served on the Board from November 18, 2004 until October 3, 2005.

The Issuer also entered into a Director Nomination Letter Agreement, a copy of which is attached hereto as Exhibit 10.2 and incorporated herein by reference (the “Nomination Letter”), pursuant to which the Issuer agreed to elect an individual designated by ACOF II (or its designee) to be nominated for election to serve on the Board, for so long as the Ares Entities beneficially own an aggregate of at least 10,000,000 shares of Common Stock, at any such time when: (i) the Ares Entities cease to have the right to elect a director to serve on the Board pursuant to the 7.0% Preferred Stock Designation and (ii) there ceases to be 25% or more of the sum of the shares of 7.0% Preferred Stock plus the shares of Hybrid Preferred Stock outstanding.

Prohibited Transactions

The Stock Purchase Agreement prohibits certain hedging transactions with respect to the securities purchased under the Stock Purchase Agreement. Under the Stock Purchase Agreement, the Reporting Persons are prohibited from effecting any short sale, establishing any “put equivalent positions” (as defined in Rule 16a-1(h) of the Act) with respect to the Common Stock, granting any put or call option (except certain pledges in connection with a bona fide margin agreement secured by such securities) with respect to the Common Stock or otherwise hedging its position in the Common Stock, 7.0% Preferred Stock and/or Hybrid Preferred Stock. These restrictions are effective until the earlier of March 28, 2008 and the effective date of a registration statement with respect to such shares.

Shareholder Approval

The Issuer agreed to take all actions necessary to convene a meeting of its shareholders by September 26, 2007 to approve the (i) designations, preferences, limitations and relative rights set forth on Annex III to the Hybrid Preferred Stock Designation (as defined below), (ii) issuance of shares of Common Stock issuable upon the conversion of the Hybrid Preferred Stock and (iii) removal of certain restrictions on adjustments to the conversion price of the 7.0% Preferred Stock, each in accordance with the rules of The New York Stock Exchange, Inc. or any other U.S. national securities exchange on which the Common Stock is then listed (“NYSE Shareholder Proposal”).

Right of First Offer

The Issuer has granted holders of shares of 7.0% Preferred Stock and of Hybrid Preferred Stock a right of first offer with respect to any subsequent issuances of Common Stock (or other securities convertible into or exchangeable for Common Stock), at a price per share less than the then-effective conversion price of the 7.0% Preferred Stock (and, after the approval of the NYSE Shareholder Proposal, the Hybrid Preferred Stock), subject to customary exceptions.

Series C 7.0% Cumulative Convertible Perpetual Preferred Stock

The terms of the 7.0% Preferred Stock are governed by the Statement of Designation of Series C 7.0% Cumulative Convertible Perpetual Preferred Stock, a copy of which is attached hereto as Exhibit 4.1 and incorporated herein by reference (the “7.0% Preferred Stock Designation”).

Board Designation Rights

The holders of the Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock, the Series B 7.0% Cumulative Convertible Perpetual Preferred Stock, the 7.0% Preferred Stock (and, after the approval of the NYSE Shareholder Proposal, the Hybrid Preferred Stock) have the right to separately elect up to four directors (the “Preferred Directors”), subject to the rights of the holders of the Series B 7.0% Cumulative Convertible Perpetual Preferred Stock and the 7.0% Preferred Stock to vote as a separate class to each elect one Preferred Director to serve on the Board for so long as such holders each own 10,000 shares of their respective series of preferred stock.

In addition, upon the occurrence of certain defaults by the Issuer, the holders of the Series A-1 7.0% Cumulative Convertible Perpetual Preferred Stock, the Series B 7.0% Cumulative Convertible Perpetual Preferred Stock, the 7.0% Preferred Stock, the Hybrid Preferred Stock and the Series A-2 Hybrid Preferred Stock, voting together as a class, have the right to elect four additional directors until such default is cured.

Conversion

Each holder of 7.0% Preferred Stock has the right to convert all or any portion of its shares of 7.0% Preferred Stock into that number of shares of Common Stock equal to the then-current liquidation preference of the 7.0% Preferred Stock divided by the then-current conversion price of the 7.0% Preferred Stock. The 7.0% Preferred Stock is initially convertible into 1,539,474 shares of Common Stock.

Dividends

Each holder of 7.0% Preferred Stock is entitled to receive (subject to increase upon certain events of default) either (i) cumulative cash dividends, accruing at an annual rate of 7.0% from March 30, 2007 through March 30, 2013, and 9.0% thereafter, on the sum of $10,000 plus any aggregate accumulated and unpaid dividends, or (ii) cumulative non-cash dividends, accruing at an annual rate of 9.0% on the sum of $10,000 plus any aggregate accumulated and unpaid dividends. Dividends are cumulative from March 30, 2007 and payable quarterly in arrears, commencing June 15, 2007.

Voting Rights

Each holder of 7.0% Preferred Stock is entitled to vote, on an as-converted basis with the Common Stock, on all matters on which holders of Common Stock are entitled to vote, other than the election of directors and the NYSE Shareholder Proposal.

Series A-1 Hybrid Preferred Stock

The terms of the Hybrid Preferred Stock are governed by the Statement of Designation of Series A-1 Hybrid Preferred Stock, a copy of which is attached hereto as Exhibit 4.2 and incorporated herein by reference (the “Hybrid Preferred Stock Designation”).

Conversion

The Hybrid Preferred Stock is not currently convertible into Common Stock. However, if the Issuer’s shareholders approve the NYSE Shareholder Proposal, then each share of Hybrid Preferred Stock will become convertible at any time thereafter at the holder’s election into a number of shares of Common Stock equal to the then-current liquidation preference divided by the then-current conversion price. Initially, the liquidation preference is $10,000 per share, subject to increase if the Issuer elects to pay accrued dividends by adding them to the liquidation preference, and the conversion price is $19.00 per share, subject to adjustment under certain circumstances.

Dividends and Voting Rights

Initially the holders of Hybrid Preferred Stock are entitled to a per share cumulative cash dividend at a rate of 11.0% per annum on the aggregate liquidation preference per share of the Hybrid Preferred Stock. If the Issuer’s shareholders approve the NYSE Shareholder Proposal, then the holders of the Hybrid Preferred Stock will be entitled to the same dividend rights as the holders of the 7.0% Preferred Stock.

If the Issuer’s shareholders approve the NYSE Shareholder Proposal, then the holders of the Hybrid Preferred Stock will be entitled to the same voting rights as the holders of the 7.0% Preferred Stock.

Registration Rights Agreements

First Amended and Restated Registration Rights Agreement — Common Stock

In connection with the IPO and concurrent merger of Holdings with and into the Issuer on February 14, 2006, ACOF entered into that certain First Amended and Restated Registration Rights Agreement, effective as of January 5, 2006, a copy of which is attached hereto as Exhibit 4.3 and incorporated herein by reference (the “Existing Registration Rights Agreement”). The Existing Registration Rights Agreement entitles ACOF to certain registration rights with respect to its shares of Common Stock.

Registration Rights Agreement — 7.0% Preferred Stock

In connection with the Stock Purchase Agreement and the transactions contemplated thereby, the Issuer, the ACOF Investors and certain other persons and entities entered into a Registration Rights Agreement of 7.0% Cumulative Convertible Perpetual Preferred Stock, dated as of March 28, 2007, a copy of which is attached hereto as Exhibit 4.4 and incorporated herein by reference (the “7.0% Preferred Registration Rights Agreement”).

Pursuant to the 7.0% Preferred Registration Rights Agreement, the Issuer agreed to file with the SEC, not later than September 26, 2007, a registration statement to register shares of the Common Stock issuable upon conversion of the 7.0% Preferred Stock and to use its best efforts to have the registration statement declared effective by March 24, 2008. If any shares of 7.0% Preferred Stock are outstanding on March 30, 2007, the Issuer must file a registration statement with the SEC by June 28, 2011 registering such shares for resale and use best efforts to have such registration statement declared effective by September 26, 2011. If the Issuer is unable to meet the deadlines described above or under certain other circumstances, the Issuer must pay liquidated damages at a rate of 0.50% per annum of the 7.0% Preferred Stock liquidation preference for the first 90 days and thereafter for each subsequent 90-day period at an additional rate of 0.25% up to a maximum of 2.00% per annum during any default period.

Registration Rights Agreement — Hybrid Preferred Stock

In connection with the Stock Purchase Agreement and the transactions contemplated thereby, the Issuer and certain other persons and entities entered into a Registration Rights Agreement of Hybrid Preferred Stock, dated as of March 28, 2007, a copy of which is attached hereto as Exhibit 4.5 and incorporated herein by reference (the “Hybrid Preferred Registration Rights Agreement”).

Under the Hybrid Preferred Registration Rights Agreement, if the Issuer has not obtained approval of the NYSE Shareholder Proposal by September 26, 2007, the Issuer agreed to file with the SEC by December 24, 2007, and thereafter use its best efforts to cause to be declared effective no later than March 24, 2008, a registration statement for the sale and resale of certain “Registrable Shares” (as defined in the Hybrid Preferred Registration Rights Agreement). The Hybrid Preferred Registration Rights Agreement contains liquidated damages provisions similar to those in the 7.0% Preferred Registration Rights Agreement.

The foregoing summary of each of the Stock Purchase Agreement, the Nomination Letter, the 7.0% Preferred Stock Designation, the Hybrid Preferred Stock Designation, the Existing Registration Rights Agreement, the 7.0% Preferred Registration Rights Agreement, the Hybrid Preferred Registration Rights Agreement and the agreements and transactions contemplated thereby is qualified in its entirety by reference to the Stock Purchase Agreement, the Nomination Letter, the 7.0% Preferred Stock Designation, the Hybrid Preferred Stock Designation, the Existing Registration Rights Agreement, the 7.0% Preferred Registration Rights Agreement and the Hybrid Preferred Registration Rights Agreement listed as Exhibits 10.1, 10.2, 4.1, 4.2, 4.3, 4.4 and 4.5 hereto, respectively, and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

4.1	Statement of Designation for Series C 7.0% Cumulative Convertible Perpetual Preferred Stock, dated as of March 27, 2007, filed by EXCO Resources, Inc. (incorporated by reference to Exhibit 3.4 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.2	Statement of Designation for Series A-1 Hybrid Cumulative Preferred Stock, dated as of March 27, 2007, filed by EXCO Resources, Inc. (incorporated by reference to Exhibit 3.5 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.3	First Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among EXCO Resources, Inc. (successor by merger to EXCO Holdings Inc.) and the Initial Holders (as defined therein) (incorporated by reference to Exhibit 10.47 to the current report on Form S-1 of the Issuer filed on January 6, 2006).

4.4	Series C 7.0% Cumulative Convertible Perpetual Preferred Stock Registration Rights Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and purchasers of the 7.0% Preferred Stock (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.5	Series A-1 Hybrid Cumulative Preferred Stock Registration Rights Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and purchasers of the Hybrid Preferred Stock (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

10.1	Preferred Stock Purchase Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and purchasers of 7.0% Preferred Stock and Hybrid Preferred Stock (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

10.2	Director Nomination Letter Agreement, dated as of March 29, 2007, by and among EXCO Resources, Inc., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF EXCO, L.P., ACOF EXCO 892 Investors, L.P., Ares EXCO, L.P. and Ares EXCO 892 Investors, L.P. (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

99.1	Joint Filing Agreement, dated as of April 9, 2007, by and among Ares Partners Management Company, LLC, Ares Management, Inc., Ares Management LLC, ACOF Management, L.P., ACOF Management II, L.P., ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., Ares Corporate Opportunities Fund, L.P. and Ares Corporate Opportunities Fund II, L.P.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

ARES CORPORATE OPPORTUNITIES FUND, L.P.

BY:	ACOF OPERATING MANAGER, L.P.
Its Manager

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

BY:	ACOF OPERATING MANAGER II, L.P.
Its Manager

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ACOF MANAGEMENT, L.P.

BY:	ACOF OPERATING MANAGER, L.P.
Its General Partner

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ACOF MANAGEMENT II, L.P.

BY:	ACOF OPERATING MANAGER II, L.P.
Its General Partner

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ACOF OPERATING MANAGER, L.P.

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ARES MANAGEMENT LLC

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ARES MANAGEMENT, INC.

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY, LLC

By:	/s/ Joshua M. Bloomstein
Name:	Joshua M. Bloomstein
Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Exhibit Description
4.1	Statement of Designation for Series C 7.0% Cumulative Convertible Perpetual Preferred Stock, dated as of March 27, 2007, filed by EXCO Resources, Inc. (incorporated by reference to Exhibit 3.4 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.2	Statement of Designation for Series A-1 Hybrid Cumulative Preferred Stock, dated as of March 27, 2007, filed by EXCO Resources, Inc. (incorporated by reference to Exhibit 3.5 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.3	First Amended and Restated Registration Rights Agreement, dated as of December 30, 2005, by and among EXCO Resources, Inc. (successor by merger to EXCO Holdings Inc.) and the Initial Holders (as defined therein) (incorporated by reference to Exhibit 10.47 to the current report on Form S-1 of the Issuer filed on January 6, 2006).

4.4	Series C 7.0% Cumulative Convertible Perpetual Preferred Stock Registration Rights Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and purchasers of the 7.0% Preferred Stock (incorporated by reference to Exhibit 4.1 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

4.5	Series A-1 Hybrid Cumulative Preferred Stock Registration Rights Agreement, dated as of March, 28, 2007, by and among EXCO Resources, Inc. and purchasers of the Hybrid Preferred Stock (incorporated by reference to Exhibit 4.2 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

10.1	Preferred Stock Purchase Agreement, dated as of March 28, 2007, by and among EXCO Resources, Inc. and purchasers of 7.0% Preferred Stock and Hybrid Preferred Stock (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

10.2	Director Nomination Letter Agreement, dated as of March 29, 2007, by and among EXCO Resources, Inc., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P., ACOF EXCO, L.P., ACOF EXCO 892 Investors, L.P., Ares EXCO, L.P. and Ares EXCO 892 Investors, L.P (incorporated by reference to Exhibit 10.4 to the current report on Form 8-K of the Issuer filed on April 2, 2007).

99.1	Joint Filing Agreement, dated as of April 9, 2007, by and among Ares Partners Management Company, LLC, Ares Management, Inc., Ares Management LLC, ACOF Management, L.P., ACOF Management II, L.P., ACOF Operating Manager, L.P., ACOF Operating Manager II, L.P., Ares Corporate Opportunities Fund, L.P., Ares Corporate Opportunities Fund II, L.P.